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                                                                                                   EXHIBIT 12
                     COLUMBUS SOUTHERN POWER COMPANY
     Computation of Consolidated Ratios of Earnings to Fixed Charges
                    (in thousands except ratio data)
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                                                                                                      Twelve
                                                                                                      Months
                                                                  Year Ended December 31,             Ended
                                                    1992       1993       1994      1995       1996   3/31/97
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . $75,866    $74,119    $68,471   $66,811    $59,711   $57,505
  Interest on Other Long-term Debt. . . . . . . .  11,430     10,436     10,221     8,829     12,125    12,336
  Interest on Short-term Debt . . . . . . . . . .   3,282      1,305        817     1,328      2,400     3,041
  Miscellaneous Interest Charges. . . . . . . . .   3,158      4,036      4,566     4,657      4,374     4,560
  Estimated Interest Element in Lease Rentals . .   4,100      3,700      3,700     4,100      4,600     4,600
       Total Fixed Charges. . . . . . . . . . . . $97,836    $93,596    $87,775   $85,725    $83,210   $82,042

Earnings:
  Net Income (Loss) . . . . . . . . . . . . . . .$ 76,244   $(55,898)  $109,845  $110,616   $107,108  $111,306
  Plus Federal Income Taxes . . . . . . . . . . .  27,389     34,154     49,838    58,648     60,302    65,154
  Plus State Income Taxes . . . . . . . . . . . .    -          -             1         7         11         8
  Plus Fixed Charges (as above) . . . . . . . . .  97,836     93,596     87,775    85,725     83,210    82,042
       Total Earnings . . . . . . . . . . . . . .$201,469   $ 71,852   $247,459  $254,996   $250,631  $258,510

Ratio of Earnings to Fixed Charges. . . . . . . .    2.05       0.76(a)    2.81      2.97       3.01      3.15

(a) Ratio includes the effect of the Loss from Zimmer Plant Disallowance of $144,533,000 (net of applicable income taxes  of $14,534,000).  As a result, earnings for  the twelve  months ended  December 31, 1993 were inadequate to cover fixed charges by $21,744,000.  If the effect of the Loss from Zimmer Plant Disallowance were excluded, the ratio would be 2.46 for the twelve months ended December 31, 1993.
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